Exhibit 3.3

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify that:

FIRST: That by unanimous consent of the Board of Directors of Canusa Capital Corp. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and in the best interest of the shareholders of the Corporation.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing Articles numbered “FIRST” so that, as amended, said Articles shall be and read as follows:

FIRST: The name of this corporation is DecisionPoint, Inc.

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article numbered “FOURTH” so that, as amended, said Article shall be and read as follows:

FOURTH: The total number of shares which the corporation shall have the authority to issue is One Hundred Ten Million (110,000,000), consisting of One Hundred Million (100,000,000) shares of common stock, par value of $0.001 per share and Ten Million shares of preferred stock, par value $0.001 per share.

The preferred stock may be issued from time to time in one or more series.  The Board of Directors is hereby authorized, to fix or alter the dividend rights, dividend rate, conversion rights, voting rights, terms and rights of redemption, redemption price or prices, and the liquidation preference of any unissued series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a majority of the corporation’s stockholders voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 8th day of June, 2009.

By:  /s/ Nicholas R. Toms

Name:_Nicholas R. Toms__________________________

Name: Chief Executive Officer_______________________

Exhibit 3.1.1

STATE OF DELAWARE
CERTIFICATE OF CORRECTION

Canusa Capital Corporation                                 , a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:
1           The name of the corporation is  Canusa Capital Corporation
2.          That a Certificate of  Amendment
                    (Title of Certificate Being Corrected)
     was filed by the Secretary of State of Delaware on  June 8, 2009 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.          The inaccuracy or defect of said Certificate is: (must be specific)
The name of the Corporation in Article 1 was incomplete.

4.          Article 1 of the Certificate is corrected to read as follows:
The name of the corporation is DecisionPoint Systems, Inc.

IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction this______day of __________________, A.D. ______.

By:
Authorized Officer
Name:
Print or Type
Title: